UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58867/October 28, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13201

In the Matter of :	
:	ORDER MAKING FINDINGS AND
E-STAR HOLDINGS, INC., :	REVOKING REGISTRATIONS BY
EARFUL OF BOOKS, INC., :	DEFAULT
EAST COAST GROUP INVESTMENTS, INC., :	
ECOM DIGITAL PROPERTIES, INC., :	
EHOMEONE.COM, INC., and :	
ELECTRO CATHETER CORP. :	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 16, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by September 22, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been received and the time for filing Answers has expired.

By Order dated October 7, 2008, I required each Respondent to show cause why it should not be held in default and why the registration of its registered securities should not be revoked. No replies have been received to the Order to Show Cause and the time for replying has expired. Accordingly, Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

E-Star Holdings, Inc. (E-Star Holdings) (CIK No. 1111572), is a revoked Nevada corporation located in Uniondale, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). E-Star Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended February 28, 2002.

Earful of Books, Inc. (Earful of Books) (CIK No. 914553), is a forfeited Delaware corporation located in Austin, Texas, with a class of equity securities registered with the

Commission pursuant to Exchange Act Section 12(g). Earful of Books is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2001, which reported a net loss of $4,596,061 for the prior year.

East Coast Group Investments, Inc. (East Coast Group Investments) (CIK No. 1262018), is an inactive Florida corporation located in Tequesta, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). East Coast Group Investments is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A registration statement on November 4, 2003, which reported a net loss of $3,079 since inception on August 23, 2003.

Ecom Digital Properties, Inc. (Ecom Digital Properties) (CIK No. 1117153), is a permanently revoked Nevada corporation located in Port Washington, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Ecom Digital Properties is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $132,574 for the prior six months.

eHomeOne.com, Inc. (eHomeOne.com) (CIK No. 1080772), is a permanently revoked Nevada corporation located in Orlando, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). eHomeOne.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $377,210 for the prior nine months.

Electro Catheter Corp. (Electro Catheter) (CIK No. 32120) is a New Jersey corporation located in Rahway, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Electro Catheter is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 1999, which reported a net loss of $1,570,821 for the prior nine months.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of E-Star Holdings, Inc., Earful of Books, Inc., East Coast Group Investments, Inc., Ecom Digital Properties, Inc., eHomeOne.com, Inc., and Electro Catheter Corp. are revoked.

_____
James T. Kelly
Administrative Law Judge